
06019476


PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com

14th December 2006


SEC MAIL
PROCESSING
RECEIVED
DEC 2 1 2006
WASH. D.C.
185
SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 14 December 2006:

"Vietnam Update - Blackbird and Block 7&8/97"
"New Exploration Licence Award - Indonesia"

Yours faithfully

PROCESSED
JAN 0 5 2007
THOMSON
FINANCIAL

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Vietnam Update

Blackbird Well Testing Result
Premier is pleased to announce that it has successfully completed drill stem testing of the Blackbird discovery well (12E-CS-1X) on Block 12E, offshore Vietnam. As annouced on 16 November 2006, the Blackbird well discovered four oil bearing intervals in the main middle Dua sandstone target, two of which have now been tested. The first zone tested flowed oil at a sustained rate of 2,177 barrels of oil per day ("bopd") plus 1.63 million standard cubic feet of gas per day ("MMscfd"), through a 44/64" choke with a wellhead pressure of 618 psi. The second zone tested flowed oil at a sustained rate of 3706 bopd plus 2.49 MMscfd through a 64/64" choke with a wellhead pressure of 544 psi. No water was produced on either test.

Following the completion of the drill stem tests the Blackbird well will be sidetracked to obtain further information from the reservoir. The sidetrack will accelerate the appraisal of the Blackbird field which Premier is commencing with preparation of resource assessments and reservoir evaluation reports.

The Blackbird discovery is located 21 kilometers to the south west of the Dua discovery announced by Premier in October 2006, for which the commercialisation process has already commenced.

Block 7&8/97 option exercised
Premier also announces that it has exercised an option to acquire a 45% working interest in, and operatorship of, Block 7&8/97, offshore Vietnam.

Block 7&8/97 is located in the Nam Con Son Basin, immediately to the south east of Block 12, operated by Premier where the Dua and Blackbird oil discoveries have recently been announced. Premier has already worked with its partner, Vietnam American Exploration Company ("VAMEX"), to acquire, process and interpret a comprehensive grid of 2D marine seismic data across Block 7&8/97 and these have demonstrated the existence of the same play elements which create petroleum prospectivity in Block 12. The seismic interpretation has identified numerous large structures suitable for high impact well locations.

Premier's Chief Executive, Simon Lockett said:

"We are delighted with a combined flow rate of around 6,000 boepd from two zones within our Blackbird discovery. This follows on from the successful testing of our Dua discovery announced in October 2006. We will now move rapidly into pre-development work on both assets.

The exercise of our option on Block 7&8/97 is part of Premier's continuing strategy of acquiring and operating high impact exploration assets and building on our excellent regional understanding. Premier is already preparing for a full technical and commercial evaluation ahead of a drilling campaign planned for 2008."

14 December 2006

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Notes for editors:

On completion of the previously announced farm-out agreement, Premier (as operator) will hold a 37.5% interest in Block 12E. The other partners will be Santos (37.5%) and Delek Energy (25%).

The transaction whereby Premier Oil will acquire the operatorship and interest from VAMEX is subject to all necessary approvals from Petrovietnam and the Government of Vietnam. Following completion of the farm-in the equity in Block 7&8/97 will be Premier Oil Vietnam B.V. 45% (operator), VAMEX 55%.

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

New Exploration Licence Award

Indonesia

Premier Oil is pleased to announce the award of an onshore exploration licence on Buton Island, Sulawesi, by the Indonesian Government. Premier will hold a 30% non-operated equity interest.

The block covers 3,396 km^2 and lies on the south-eastern side of Buton island. Oil seeps are prolific on the island and large volumes of oil have been generated as evidenced by the commercial asphalt mining operations that have been ongoing for many years.

The committed work programme includes 265km of 2D seismic designed to confirm at depth the structures mapped at surface, and one exploration well. 5 leads have been identified on the block so far.

Simon Lockett, Premier's Chief Executive, commented:

"The award of this prospective block builds our portfolio of attractive exploration acreage in Asia. Buton is an underexplored block in an onshore frontier area with the potential to contain large prospects for future drilling."

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**